Exhibit 99.1

St. John's, NL - October 29, 2021

FORTIS INC. RELEASES THIRD QUARTER 2021 RESULTS AND
NEW FIVE-YEAR CAPITAL OUTLOOK

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) released its third quarter results1 and 2022-2026 capital investment plan.

Highlights
•Third quarter net earnings of $295 million, or $0.63 per common share
•    Adjusted net earnings2 of $0.64 per common share
•Execution of 2021 $3.8 billion capital plan on track with $2.6 billion invested through September
•2022-2026 capital plan of $20 billion announced, representing 6% rate base growth
•Increased common share dividend ~6%, marking 48 years of consecutive increases
•Reaffirmed 6% average annual dividend growth guidance through 2025

"Our company posted solid results again this quarter due to our strong operational and financial fundamentals," said David Hutchens, President and Chief Executive Officer, Fortis. "Our performance reflects the underlying growth at our utilities and the benefits of our regulatory and geographic diversity which mitigated headwinds related to unfavourable foreign exchange and cooler weather in Arizona."

"Today we are pleased to announce our new five-year $20 billion capital plan, representing Fortis' largest capital plan to date," continued Mr. Hutchens. "This highly executable plan will extend our robust rate base growth that will support the delivery of cleaner energy and advance our goal to reduce greenhouse gas emissions 75% by 2035."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $295 million for the third quarter, or $0.63 per common share, consistent with net earnings per common share for the same period in 2020. Growth in the quarter was impacted by a lower U.S.-to-Canadian dollar exchange rate and cooler-than-normal temperatures in Arizona. In comparison, Arizona experienced the hottest temperatures on record in the third quarter of 2020.

Results from the Corporation's core operations continued to be strong in the quarter. Rate base growth, higher earnings at ITC, continued economic recovery in the Caribbean, and higher sales and the timing of expenditures at FortisAlberta favourably impacted Net Earnings. New customer rates effective January 1, 2021 at Tucson Electric Power also contributed to results. This growth was partially offset by realized losses on natural gas contracts at Aitken Creek, and the delay in Central Hudson's ongoing rate case, which is expected to be concluded in the fourth quarter of 2021. In addition, net earnings per common share reflected an increase in the weighted average number of common shares outstanding largely associated with the Corporation's dividend reinvestment plan.

On a year-to-date basis, Net Earnings were $903 million, or $1.92 per common share, an increase of $25 million, or $0.03 per common share compared to the same period in 2020. Growth was tempered by the unfavourable impact of foreign exchange of $45 million and significant one-time items recognized in the second quarter of 2020 of $14 million. The significant items included an adjustment to ITC's base ROE partially offset by the finalization of U.S. tax reform and associated regulations.

Excluding foreign exchange and the above noted one-time items, year-to-date Net Earnings increased by $84 million, or $0.18 per common share. The increase for the year-to-date period reflected the same factors discussed above for the quarter.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes one-time items and the impact of mark-to-market accounting for certain derivatives, as noted below. The Corporation reported Adjusted Net Earnings of $300 million for the third quarter, or $0.64 per common share, a decrease of $2 million, or $0.01 per common share, compared to the same period in 2020.

Year-to-date Adjusted Net Earnings were $919 million, or $1.96 per common share, an increase of $44 million or $0.08 per common share compared to the same period in 2020. The increase in Adjusted Net Earnings and adjusted net earnings per share reflected strong operating growth, as described above for Net Earnings, partially offset by the unfavourable impacts of foreign exchange and cooler weather in Arizona.

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2021	2020	Variance	2021	2020	Variance
Adjusted Net Earnings
Net Earnings	295	292	3	903	878	25
Adjusting items:
Unrealized loss on mark-to-market of derivatives[3]	5	10	(5)	16	11	5
May 2020 FERC decision[4]	—	—	—	—	(27)	27
U.S. tax reform[5]	—	—	—	—	13	(13)
Adjusted Net Earnings	300	302	(2)	919	875	44
Adjusted net earnings per share ($)	0.64	0.65	(0.01)	1.96	1.88	0.08

Capital Expenditures:
Additions to property, plant and equipment	777	817	(40)	2,292	2,653	(361)
Additions to intangible assets	41	44	(3)	120	145	(25)
Adjusting item:
Wataynikaneyap Transmission Power Project[6]	17	30	(13)	143	94	49
Capital Expenditures	835	891	(56)	2,555	2,892	(337)

New Five-Year Capital Plan
Today the Corporation announced its new five-year capital investment plan of $20 billion. In comparison to the prior five-year plan, the 2022-2026 capital plan includes $1 billion of additional capital investment at the Corporation's regulated utilities, largely reflecting customer growth, enhancements to transmission reliability and capacity, and investments in cleaner energy. This growth is tempered by $600 million associated with a lower U.S.-to-Canadian dollar exchange rate assumed over the five-year period.

Fortis is primarily an energy delivery company with substantially all of its assets focused on the transmission and distribution of energy. In total Fortis expects to invest $3.8 billion in cleaner energy infrastructure over the next five-years, representing a $500 million increase compared to the prior plan.

The five-year capital plan is expected to be primarily funded through cash from operations, debt issued at the regulated utilities and common equity from the Corporation's dividend reinvestment plan.
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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $2 million and $6 million for the three and nine months ended September 30, 2021, respectively (income tax recovery of $4 million for the three and nine months ended September 30, 2020)
4    Represents prior period impacts of the May 2020 FERC base ROE decision, net of income tax expense of $11 million
5    Represents income tax expense resulting from the finalization of U.S. tax reform and associated anti-hybrid regulations
6    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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Regulatory Proceedings
In August 2021, Central Hudson filed a joint proposal with the New York Public Service Commission in relation to its general rate application. The joint proposal provides for a three-year rate plan with retroactive application to July 1, 2021, an ROE of 9.0%, and a common equity component of capital structure of 50% declining by 1% annually to 48% in the third rate year. The proposal also reflects the use of existing regulatory balances and other measures to reduce customer bill impacts, as well as initiatives to support New York State's climate goals. An order is expected in the fourth quarter of 2021.

Outlook
The Corporation's long-term outlook remains unchanged. Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of utility businesses, and growth opportunities within and proximate to its service territories. While uncertainty exists due to the COVID-19 pandemic, the Corporation does not currently expect it to have a material financial impact in 2021.

Fortis is executing on the transition to a cleaner energy future. Its corporate-wide target to reduce carbon emissions by 75% by 2035 represents avoided emissions equivalent to taking approximately 2 million cars off the road in 2035 compared to 2019 levels. Upon achieving this target, 99% of the Corporation's assets will be focused on energy delivery and renewable, carbon-free generation.

The Corporation's $20 billion five-year capital plan is expected to increase midyear rate base from $31.2 billion in 2021 to $41.6 billion by 2026, translating into a five-year compound annual growth rate of approximately 6%. Beyond the five-year capital plan, Fortis continues to pursue additional energy infrastructure opportunities.

Additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the United States to facilitate the interconnection of cleaner energy including infrastructure investments associated with the proposed American Jobs Plan; natural gas resiliency investments in pipelines and liquefied natural gas infrastructure in British Columbia; the fully permitted, cross-border, Lake Erie Connector electric transmission project in Ontario; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects long-term growth in rate base will support earnings growth and the annual dividend growth guidance of approximately 6% through 2025. This dividend growth guidance is premised on the assumptions listed under "Forward-Looking Information" below, including no material impact from the COVID-19 pandemic, the expectation of reasonable outcomes for regulatory proceedings and the successful execution of the five-year capital plan.

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2020 revenue of $8.9 billion and total assets of $57 billion as at September 30, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine US states and three Caribbean countries.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2021 and 2022-2026, including clean energy investments; targeted average annual dividend growth through 2025; the 2035 carbon emissions reduction target and projected asset mix; the expected timing, outcomes and impacts of regulatory proceedings; the expected sources of funding for the 2022-2026 capital plan; the expectation that the COVID-19 pandemic will not have a material financial impact in 2021; forecast rate base and rate base growth rate; additional growth and expansion opportunities beyond the capital plan; and the expectation that long-term growth in rate base will support earnings and dividend growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from the COVID-19 pandemic; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project and financing cost overrun; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities; the impact of fluctuations in foreign exchange; no significant variability in interest rates; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss Third Quarter 2021 Results and New Five-Year Capital Outlook

A teleconference and webcast will be held on October 29, 2021 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's third quarter 2021 results and new five-year capital outlook for 2022-2026.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until November 29, 2021. Please call 1.800.585.8367 or 416.621.4642 and enter passcode 5711409.

Additional Information
This media release should be read in conjunction with the Corporation's September 30, 2021 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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